UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No.      )*
                                         ------


                               Bruno's, Inc.

                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                116881 10 3
                               (CUSIP Number)

  Paul E. Raether, KKR Associates, BI Associates, L.P. c/o Kohlberg Kravis
                               Roberts & Co.
          9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               April 20, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   .

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             PAGE 1 OF 17 PAGES

                                SCHEDULE 13D


 CUSIP No. 116881 10 3                        Page   2   of      17
                                                   -----    ------------
                                            Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          CRIMSON ACQUISITION CORP.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                     (b)


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           AF, OO (see item 3)
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
              7   SOLE VOTING POWER

                       34,736,579
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY               0
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING            15,541,570
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          34,736,579
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.1

 14  TYPE OF REPORTING PERSON*

          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D


 CUSIP No. 116881 10 3                        Page   3   of      17
                                                   -----    ------------
                                            Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                     (b)


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           AF, OO (see item 3)
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
              7   SOLE VOTING POWER

                       34,736,579
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY               0
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING            15,541,570
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          34,736,579
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.1

 14  TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D


 CUSIP No. 116881 10 3                        Page   4   of      17
                                                   -----    ------------
                                            Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BI ASSOCIATES, L.P.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                     (b)


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           OO (see item 3)
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER

                       34,736,579
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY               0
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING            15,541,570
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          34,736,579
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.1

 14  TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                         Page 5 of 17 Pages



Item 1.  Security and Issuer.
         -------------------

          This statement relates to shares of common stock, $.01 par value per share, of Bruno's, Inc. ("Issuer Common Stock"), an Alabama corporation

(the "Issuer").  The principal executive offices of the Issuer are located at 800 Lakeshore Parkway, Birmingham, Alabama 35211.


Item 2.  Identity and Background.
         -----------------------

          This statement is being filed jointly by BI Associates, L.P., a

Delaware limited partnership ("BI Associates"), Crimson Acquisition Corp.,

a wholly-owned subsidiary of BI Associates ("Newco"), and KKR Associates, a

New York limited partnership ("KKR Associates", and together with BI

Associates and Newco, the "Reporting Persons").  The agreement among the

Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          Newco was formed to effect the proposed transactions described in

Item 4 below, and has not engaged in any activities other than those incident to its formation and such proposed transactions.  BI Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of each of Newco and BI

Associates is 9 West 57th Street, New York, New York 10019.

          Information concerning the directors and executive officers of

Newco is contained in Schedule A attached hereto.

          The sole general partner of BI Associates is KKR Associates.  KKR

Associates is principally engaged in the business of investing through partnerships in industrial and other companies.  The address of its principal business and office is 9 West 57th Street, New York, New York

10019.

                                                         Page 6 of 17 Pages



          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr.,

Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and

Edward A. Gilhuly are the general partners of KKR Associates.  Messrs.

Kravis, Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz,

Golkin, Robbins, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis Roberts & Co. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York

10019, and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Fox, Greene and Gilhuly

is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii)

was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                         Page 7 of 17 Pages



Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          As more fully described in Item 4 hereof, Issuer has granted an irrevocable option (the "Option") to Newco to purchase, during a time period described in such Option, up to 15,541,570 shares of Issuer Common

Stock (the "Option Shares") for $12.50 per share, payable in cash (the

"Exercise Price"), subject to customary anti-dilution adjustments.  In addition, Newco and the persons set forth on Schedule B hereof (the

"Stockholders") each of whom is a record and/or beneficial owner of shares of Issuer Common Stock (or, in the case of certain trusts, foundations or estates that are the record or beneficial owners of shares of Issuer Common

Stock and whose beneficiaries are the beneficial owners, a trustee,

foundation director or executor of such trust, foundation or estate, as the case may be) have entered into the Stockholders Agreement described in Item

4.  If Newco were to exercise the Option in full and pay the Exercise Price in cash, the funds required would be approximately $194,269,625.  It is currently anticipated that such funds would be provided from general funds available to Newco and its affiliates and by borrowings from sources yet to be determined.

          In the event that certain fees are actually paid to KKR pursuant to the Merger Agreement as a result of the termination of the Merger

Agreement in connection with certain transaction proposals by third parties, the Exercise Price will be adjusted upward (retroactively if necessary and net of any taxes or brokerage fees paid or payable in connection with the sale, tender or exchange of shares by Newco or its designee to reflect (i) with respect to any Option Shares actually sold,

tendered, or exchanged in any third party

                                                         Page 8 of 17 Pages



transaction that triggers a payment pursuant to the Merger Agreement of such fees, the price per share actually paid to holders of Issuer Common

Stock as a result of any such third party transaction and (ii) with respect to any Option Shares sold, tendered or exchanged to another party or parties by Newco (or its designee) other than pursuant to such third party transaction, the price per share actually paid to Newco (or its designee)

by such other party or parties in consideration for such Option Shares.

          Issuer entered into the Option Agreement (defined in Item 4), and the Stockholders entered into the Stockholders Agreement (defined in Item

4), to induce Newco to enter into the Merger Agreement.


Item 4.  Purpose of Transaction.
         ----------------------

          On April 20, 1995, Newco and Issuer entered into an Agreement and

Plan of Merger (the "Merger Agreement") providing for the merger (the

"Merger") of Newco with and into Issuer, whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation.

          At the effective time of the Merger, (the "Effective Time of the

Merger"), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than (i)

shares of Issuer Common Stock owned, directly or indirectly, by the Issuer or any subsidiary of the Issuer or by BI Associates, Newco or any other subsidiary of BI Associates and (ii) shares of Issuer Common Stock subject to dissenters rights) will be converted into either (A) the right to retain, at the election of the holder thereof and subject

                                                         Page 9 of 17 Pages



to the terms of the Merger Agreement, Issuer Common Stock ("Electing

Shares") or (B) the right to receive cash.

          The aggregate number of shares of Issuer Common Stock to be converted into the right to retain Issuer Common Stock at the Effective

Time of the Merger (the "Non-Cash Election Number") shall be equal to (i)

2,413,000 (excluding for this purpose any shares of Issuer Common Stock owned by the Issuer or by any subsidiary or by BI Associates or Newco) plus

(ii) a number of shares equal to the number of record holders of Issuer

Common Stock immediately prior to the Effective Time of the Merger.

          If the number of Electing Shares exceeds the Non-Cash Election

Number, then the number of Electing Shares to be converted into the right to retain Issuer Common Stock will be reduced pro rata (on a consistent basis among stockholders who made the election to retain Issuer Common

Stock), and, to the extent of such reduction, a stockholder's Electing

Shares shall be converted into cash.

          If the number of Electing Shares is less than the Non-Cash

Election Number, then (i) all Electing Shares shall be converted into the right to retain Issuer Common Stock and (ii) additional shares of Issuer

Common Stock other than Electing Shares shall be converted into the right to retain Issuer Common Stock (on a consistent basis among stockholders who held shares of Issuer Common Stock as to which they did not make the election to retain Issuer Common Stock), pro rata to the number of shares as to which they did not make such election).

          Stockholders of the Issuer otherwise entitled to fractional shares of Issuer Common Stock shall be paid cash in lieu of fractional shares.

                                                        Page 10 of 17 Pages



          Because approval of Issuer's stockholders is required by

applicable law in order to consummate the Merger, Issuer will submit the

Merger to its stockholders for approval.  If consummated, the Merger will result in BI Associates and its affiliates becoming the controlling stockholders of the Issuer.  The Reporting Persons intend to vote any shares of Issuer Common Stock acquired by them in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective

Time of the Merger, Newco or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger

Agreement.

          Concurrently with the execution and delivery of the Merger

Agreement, Newco and Issuer entered into a Stock Option Agreement dated as of April 20, 1995 (the "Option Agreement") pursuant to which Issuer granted the Option to Newco.  Pursuant to the Option Agreement, the Option may be

exercised by Newco (or its designee), in whole or in part at any time and from time to time until the Expiration Date (as defined below).

"Expiration Date" means the first to occur of the Effective Time of the

Merger and April 30, 1996.

          The Option Agreement also provides Newco with certain rights to cause the Issuer to effect the registration under the Securities Act of

1933, as amended, of any Option Shares acquired by Newco.

          Concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Newco and the Stockholders entered into a

Stockholders Agreement dated as of April

                                                        Page 11 of 17 Pages



20, 1995 (the "Stockholders Agreement") relating to 19,195,009 shares of

Issuer Common Stock.  If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements contained in the Stockholders

Agreement with respect to shares of Issuer Common Stock will also terminate at such time.  Subject to the foregoing and to certain exceptions and conditions, the Stockholders have agreed pursuant to the Stockholders

Agreement to vote, and have appointed Newco, certain of its executive officers and any other of its designees as their proxy to vote, the shares of Issuer Common Stock held by them (at April 20, 1995 representing

19,195,009 shares of Common Stock) in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements (together with the Merger, the "Merger Related Matters").

Subject to the foregoing and to certain exceptions and conditions, all of the Stockholders have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, to restrictions upon the transfer of their shares of Issuer Common Stock and to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

          If the Merger is completed as planned, (i) the board of directors of the Issuer will consist of the directors of Newco at the time of the

Merger, until the earlier of their resignation or removal or the election and qualification of their successors, and (ii) the officers of the Issuer will consist of the officers of Newco at the time of the Merger, until the earlier of their resignation or removal or the election and qualification of their successors.

                                                        Page 12 of 17 Pages



          At the Effective Time of the Merger, (i) the articles of

incorporation of Issuer, as in effect immediately prior to the Effective

Time of the Merger, shall be amended so as to read in their entirety in the form set forth as Exhibit A to the Merger Agreement and (ii) the by-laws of

Newco as in effect at the Effective Time of the Merger shall be the by-laws of the Issuer.  The authorized capital stock of Newco consists of 1,000 shares of common stock, 1,000 shares of which are owned by BI Associates.

          If the Merger is completed as planned, the Issuer intends to (i)

seek to have the shares of Issuer Common Stock cease to be listed on the

NASDAQ National Market System and (ii) seek, if in conformity with applicable law and regulation, to have the shares of Issuer Common Stock deregistered under the Exchange Act.

          The preceding summary of certain provisions of the Merger

Agreement, the Option Agreement and the Stockholders Agreement is not

intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2,

3 and 4 hereto, and which are incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

(although subject to the provisions of the Merger Agreement they reserve the right to develop such plans).

                                                        Page 13 of 17 Pages



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b)  As of April 20, 1995, Newco beneficially owned ten shares of Issuer Common Stock, and had the sole power to vote and the sole power to dispose of such shares.

          In addition, as of April 20, 1995, under the definition of

"beneficial ownership" as set forth in Rule 13d-3 under the Securities and

Exchange Act of 1934, as amended, Newco may be deemed to have beneficially owned (i) 15,541,570 shares of Issuer Common Stock underlying the Option and (ii) 19,195,009 shares of Issuer Common Stock subject to the

Stockholders Agreement, constituting in the aggregate approximately 37.1%

of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the Merger

Agreement to be outstanding as of April 20, 1995) assuming, for purposes of calculating the foregoing percentage regarding the Issuer Common Stock,

that the Option had been exercised in full.

          Newco is a wholly owned subsidiary of BI Associates and

therefore, BI Associates, acting through its sole general partner, KKR

Associates, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by Newco.  As a result, KKR Associates may be deemed to beneficially own any shares of

Issuer Common Stock deemed to be beneficially owned by BI Associates or

Newco.  Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson,

Fox, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly, the general partners of KKR Associates, has shared power to vote or direct the vote,

and to dispose of or direct the disposition of, any shares of Issuer Common

Stock deemed to be beneficially owned

                                                        Page 14 of 17 Pages



by KKR Associates.  As a result, each of the general partners of KKR

Associates may be deemed to beneficially own any shares of Issuer Common

Stock that KKR Associates may be deemed to beneficially own.

          If Newco were to exercise the Option, Newco would have the sole power to vote and sole power to dispose of all of the Option Shares, and BI

Associates, acting through its sole general partner, KKR Associates, would have the sole power to direct the voting of and the disposition of all of the Option Shares, in each case subject to the terms of the Option

Agreement.  In addition, Newco has the right to assign the Option to any designee.  With respect to the Merger Related Matters, Newco has sole power to vote the 19,195,009 shares of Issuer Common Stock subject to the

Stockholders Agreement.  Unless and until Newco or its designee, if any,

acquires any Option Shares upon exercise of the Option, and except as set forth above, neither Newco nor such designee, if any, has any power to vote or dispose of any Issuer Common Stock.  Neither the filing of this Schedule

13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange

Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer

Common Stock.

                                                        Page 15 of 17 Pages



          (d)  No person other than Newco has the right to receive

dividends from, or the proceeds from the sale of, the ten shares of Issuer

Common Stock referred to in this Item 5.  Newco or its designee, if any,

would have the sole right to receive dividends from, or the proceeds from the sale of, all Option Shares it would acquire upon exercise of the

Option.  To the best knowledge of the Reporting Persons, no person, other than Newco and its designee, if any, and the respective partners of BI

Associates and KKR Associates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the

Option Shares which Newco or its designee, if any, would acquire upon exercise of the Option.  Until the Option is exercised, neither Newco nor its designee, if any, has a right to receive dividends from, or the proceeds from the sale of, the Option Shares.  Newco has no right to receive dividends from, or the proceeds from the sale of, the shares of

Issuer Common Stock which are subject to the Stockholders Agreement.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements or Understandings
          with Respect to Securities of the Issuer.
          ----------------------------------------

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a

                                                        Page 16 of 17 Pages



pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     1.   Joint Filing Agreement, dated April 26, 1995, among BI
          Associates, L.P., KKR Associates and Crimson Acquisition Corp. relating to the filing of a joint statement on Schedule 13D.

     2. Stock Option Agreement, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.

     3. Agreement and Plan of Merger, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.

     4. Stockholders Agreement, dated as of April 20, 1995, among Crimson Acquisition Corp. and certain stockholders of Bruno's, Inc.

                                                        Page 17 of 17 Pages



                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                                   KKR ASSOCIATES



                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner


                                   BI ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner


                                   CRIMSON ACQUISITION CORP.


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title: Chief Executive Officer









DATED:  April 26, 1995

                                 SCHEDULE A

                         CRIMSON ACQUISITION CORP.

Executive Officers and Directors:
- --------------------------------

           Business        Principal
 Name      Address         Occupation      Office          Citizenship
 ----      --------        ----------      ------          -----------
 Paul E.   9 West 57th     Partner of      Director;            U.S.
 Raether   St.             Kohlberg        Chief
           NY, NY  10019   Kravis Roberts  Executive
                           & Co., a        Officer
                           private
                           investment
                           firm ("KKR")

 James H.  2800 Sand Hill  Partner, KKR    Director;            U.S.
 Greene,   Road, Suite                     President
 Jr.       200
           Menlo Park, CA
              94025
 Nils P.   9 West 57th     Employee, KKR   Director; Vice       U.S.
 Brous     St.                             President,
           NY, NY  10019                   Treasurer and
                                           Secretary

                                 SCHEDULE B



Name of Stockholder
- -------------------

Vincent Bruno, Executor and Carol Ann Bruno Rumore,
Executor, of Lee Bruno Estate

Nancy Bruno, President of Lee Bruno Foundation

Ann M. Bruno, President, The Ann and Angelo Bruno
Foundation

Ann Marie M. Bruno, Executor, and Ronald G. Bruno,
Executor, of Angelo J. Bruno Estate

Joseph S. Bruno

Theresa L. Bruno

Joseph S. Bruno, President of Joseph S. Bruno
Foundation

Joseph S. Bruno, President of Joseph S. Bruno
Charitable Foundation

Anthony J. Bruno

Marianne Bruno

Anthony J. Bruno, President of Anthony J.
Bruno Foundation

Marianne Bruno, C/F Elizabeth Bruno
under AUGMA

Marianne Bruno, C/F Tony Spano
under AUGMA

Marianne Bruno, C/F Paul Spano
under AUGMA

Marianne Bruno, C/F Luis Antonio Spano
under AUGMA

Marianne Bruno, C/F Brooke Nicole Spano
under AUGMA

Ann M. Bruno

Ann M. Bruno, Trustee of Trust Estate A
f/b/o Ann M. Bruno under Angelo J. Bruno
Revocable Management Trust dated
September 13, 1984

Ronald G. Bruno, Trustee of Trust
Estate A f/b/o Ann M. Bruno under
Angelo J. Bruno Revocable Management
Trust dated September 13, 1984

Ann M. Bruno, C/F Alan Bruno under AUGMA

Ronald G. Bruno, Trustee of Trust Estate B f/b/o Alan Bruno under the Angelo J. Bruno
Revocable Management Trust Agreement
dated September 13, 1984

Kenneth Bruno, Trustee of Trust Estate B f/b/o
Alan Bruno under the Angelo J. Bruno
Revocable Management Trust Agreement dated
September 13, 1984

Kenneth Bruno

Theresa Bruno

Kenneth Bruno, President of Kenneth Bruno
Foundation

Ronald Bruno

Lee Ann Bruno

David Bruno, Trustee of Trust Estate B f/b/o
Ronald G. Bruno, Jr., under Angelo J. Bruno
Revocable Management Trust dated September 13, 1984

Kenneth Bruno, Trustee of Trust Estate B f/b/o
Ronald G. Bruno, Jr., under Angelo J. Bruno
Revocable Management Trust dated September 13, 1984

Ronald G. Bruno, Trustee under Declaration of
Trust by Ann Marie Messina Bruno for Ronald G.
Bruno, Jr., dated December 30, 1991

David P. Bruno

Mary Lynn Bruno

Mary Lynn Bruno, Trustee of David P. Bruno
Children's Trust dated December 30, 1992

David P. Bruno, Trustee for Jessica Bruno under Trust dated December 30, 1992

David P. Bruno, Trustee for David Patrick
Bruno, Jr., under Trust dated May 1, 1989

Ronald G. Bruno, Trustee of Trust Estate B f/b/o David P. Bruno, Jr., under Angelo
Bruno Revocable Management Trust dated
September 13, 1984

Kenneth J. Bruno, Trustee of Trust Estate B f/b/o David P. Bruno, Jr., under Angelo Bruno
Revocable Management Trust dated September 13, 1984

Ronald G. Bruno, Trustee of Trust Estate B f/b/o
Jessica Bruno under the Angelo Bruno Revocable
Management Trust dated September 13, 1984

Kenneth J Bruno, Trustee of Trust Estate B,
f/b/o Jessica Bruno under the Angelo Bruno
Revocable Management Trust dated September 13,
1984

Suzanne Bruno Bowness

Ronald G. Bruno, Trustee f/b/o Suzanne B.
Bowness under Angelo J. Bruno Revocable
Management Trust dated September 13, 1984

Kenneth J. Bruno, Trustee f/b/o Suzanne B.
Bowness under Angelo J. Bruno Revocable
Management Trust dated September 13, 1984

Ronald G. Bruno, Trustee of Suzanne Bruno
Bowness Children's Trust dated December 16, 1992

Ronald G. Bruno, Trustee of Trust Estate B f/b/o Matthew Bowness under the Angelo J. Bruno
Revocable Management Trust dated
September 13, 1984

Kenneth J. Bruno, Trustee of Trust Estate B f/b/o Matthew Bowness under the Angelo J.
Bruno Revocable Management Trust dated
September 13, 1984

Suzanne Bowness, C/F Matthew Bowness under
AUGMA

Ronald G. Bruno, Trustee of Trust Estate B f/b/o Brian Bowness under the Angelo J.
Bruno Revocable Management Trust dated
September 13, 1984

Kenneth J. Bruno, Trustee of Trust Estate
B f/b/o Brian Bowness under the Angelo J.
Bruno Revocable Management Trust dated
September 13, 1984

Suzanne Bowness, C/F Brian Vincent
Bowness under AUGMA

Suzanne Bowness, C/F Caroline A.
Bowness under AUGMA

Vincent J. Bruno

Mary Ann Bruno

Vincent Bruno, Trustee of Vincent
Bruno Children's Trust

Richard Cohn, Trustee of Vincent
Bruno Children's Trust

Vincent J. Bruno, C/F
Lee John Bruno under AUGMA

Vincent Bruno, Trustee of Grandchildren's
Trust Estate GST Exempt n/w/o Lee J.
Bruno f/b/o Lee John Bruno

Carol Ann Bruno Rumore, Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno f/b/o Lee John Bruno

Lee John Bruno

Vincent J. Bruno, C/F
Brannon Bruno under AUGMA

Vincent Bruno, Trustee of Grandchildren's
Trust Estate GST Exempt u/w/o Lee J.
Bruno f/b/o Brannon Bruno

Carol Ann Bruno Rumore Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno f/b/o Brannon Bruno

Vincent Bruno, Trustee of Non-Exempt
Grandchildren's Trust u/w/o Lee J. Bruno f/b/o Vincent J. Bruno, Jr.

Carol Ann Bruno Rumore, Trustee of Non-
Exempt Grandchildren's Trust u/w/o Lee J.
Bruno f/b/o Vincent J. Bruno, Jr.

Vincent Bruno, Trustee of Grandchildren's
Trust Estate GST Exempt u/w/o Lee J.
Bruno f/b/o Vincent J. Bruno Jr.

Carol Ann Bruno Rumore, Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno
f/b/o Vincent J. Bruno, Jr.

Vincent, Bruno,
C/F Vincent Joseph Bruno, under AUGMA

Vincent Bruno, Trustee of Grandchildren's
Trust Estate GST Exempt u/w/o Lee J.
Bruno f/b/o Paul Bruno

Carol Ann Bruno Rumore, Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno f/b/o Paul Bruno

Vincent Bruno, C/F Paul Vincent
Bruno under AUGMA

Carol Ann Rumore

Vincent Bruno, Trustee of Lee Bruno
Trust for Carolyn Ann Bruno dated
December 30, 1976

Richard Cohn, Trustee of Lee Bruno
Trust for Carol Ann Bruno dated
December 30, 1976

Vincent Bruno, Trustee of Grandchildren's
Trust Estate GST Exempt u/w/o Lee J.
Bruno f/b/o Christina Rumore

Carol Ann Bruno Rumore, Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno f/b/o Christina Rumore

Vincent Bruno, Trustee of Non-Exempt
Grandchildren's Trust Estate u/w/o
Lee J. Bruno f/b/o Christina Rumore

Carol Ann Bruno Rumore, Trustee of Non-
Exempt Grandchildren's Trust Estate u/w/o
Lee J. Bruno f/b/o/ Christina Rumore

Vincent Bruno, Trustee of
Grandchildren's Trust Estate GST Exempt
u/w/o Lee J. Bruno f/b/o Michael Rumore

Carol Ann Bruno Rumore, Trustee of Grand-children's Trust Estate GST Exempt u/w/o
Lee J. Bruno f/b/o Michael Rumore

Vincent Bruno, Trustee of Non-Exempt
Grandchildren's Trust Estate u/w/o
Lee J. Bruno f/b/o Michael Rumore

Carol Ann Bruno Rumore, Trustee of
Non-Exempt Grandchildren's Trust Estate u/w/o
Lee J. Bruno f/b/o Michael Rumore

                             INDEX TO EXHIBITS
                             -----------------



Exhibit Number Description of Exhibits
- -------------- -----------------------

     1. Joint Filing Agreement, dated April 26, 1995, among BI Associates, L.P., KKR Associates and Crimson Acquisition Corp. relating to the filing of a joint statement on
               Schedule 13D.

     2. Stock Option Agreement, dated as of April 20, 1995, between Crimson Acquisition Corp. and Bruno's, Inc.

     3. Agreement and Plan of Merger, dated as of April 20, 1995, among between Crimson Acquisition Corp. and Bruno's, Inc.

     4. Stockholders Agreement, dated as of April 20, 1995, among Crimson Acquisition Corp. and certain stockholders of Bruno's, Inc.